UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Nu Skin Enterprises, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

67018T-10-5
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose  of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 67018T-10-5	13G/A	Page 1 of 4

1	NAMES OF REPORTING PERSON(S). I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY).
Sandra N. Tillotson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Sandra N. Tillotson: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
Sandra N. Tillotson: 2,071,533**SEE ITEM 4
	6	SHARED VOTING POWER
Sandra N. Tillotson: 29,312**SEE ITEM 4
	7	SOLE DISPOSITIVE POWER
Sandra N. Tillotson: 2,071,533**SEE ITEM 4
	8	SHARED DISPOSITIVE POWER
Sandra N. Tillotson: 29,312 **SEE ITEM 4
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Sandra N. Tillotson: 2,100,845**SEE ITEM 4
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Sandra N. Tillotson: 3.4%**SEE ITEM 4
12	TYPE OF REPORTING PERSON(S) (SEE INSTRUCTIONS)
Sandra N. Tillotson: IN

CUSIP No. 67018T-10-5	13G/A	Page 2 of 4

Item 1

       (a)           Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the “Issuer”).

       (b)           Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is 75 West Center Street, Provo, Utah, 84601.

Item 2

       (a)           Name of Person Filing:

This report is being filed by Sandra N. Tillotson (the “Reporting Person”).

       (b)           Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person’s principal business office is 75 West Center Street, Provo, Utah 84601.

       (c)           Citizenship:

The Reporting Person is a citizen of the United States of America.

       (d)           Title of Class of Securities:

This report covers the Issuer’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”).

       (e)           CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3                                Not applicable.

Item 4                                Ownership.

(a)
The Reporting Person beneficially owns or may be deemed to beneficially own 2,100,845 shares of Class A Common Stock. 2,071,533 shares of Class A Common Stock are held directly.  The filing of the above statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of 29,312 shares of Class A Common Stock held indirectly as a co-trustee, with respect to which the Reporting Person shares voting and investment power, which were included in the 2,100,845 shares of Class A Common Stock referenced above.

(b)
The Reporting Person beneficially owns or may be deemed to beneficially own 2,100,845 shares of Class A Common Stock which would constitute 3.4% of the number of shares of the then outstanding Class A Common Stock.

CUSIP No. 67018T-10-5	13G/A	Page 3 of 4

(c)	(i) The Reporting Person has sole power to vote or direct the vote of 2,071,533 shares of Class A Common Stock held directly.

(ii)           The Reporting Person has shared power to vote or direct the vote of 29,312 shares of Class A Common Stock held indirectly as co-trustee, for which the Reporting Person disclaims beneficial ownership.

(iii)           The Reporting Person has sole power to dispose or direct the disposition of 2,071,533 shares of Class A Common Stock held directly.

(iv)           The Reporting Person has shared power to dispose or direct the disposition of 29,312 shares of Class A Common Stock held indirectly as co-trustee, for which the Reporting Person disclaims beneficial ownership.

Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6       Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8       Identification and Classification of Members of the Group.

Item 9       Notice of Dissolution of Group.

             Not applicable.

Item 10      Certification.

             Not applicable.

CUSIP No. 67018T-10-5	13G/A	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Sandra N. Tillotson
By:  Sandra N. Tillotson
Dated:  February 8, 2011